Breast care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

07021874

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 14 2007
WASH, D.C.
210


5 March 2007
DKGUJ/GUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com


5 March 2007

Dear Sirs,

**SEC File Number 82-34793**

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange Nos. 3/2007, 4/2007, and 5/2007.

SUPPL

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

Encls.

3/19

**Stock Exchange Announcement no. 3/2007**
**20 February 2007**

# Coloplast divests its Brachytherapy business

Coloplast has entered into a definitive agreement to divest its Brachytherapy business, acquired as part of the Mentor Urology business in June 2006, for approximately DKK 60m (USD 10.5m). The products divested are used for local radiotherapy treatment of prostate cancer. The transaction includes a stand-alone sales force and Coloplast's factory in Oklahoma, USA, also known as Mills Biopharmaceuticals LLC.

The purchaser of the Brachytherapy business is Brachysales Inc., a privately held company based in Santa Barbara, USA. The transaction is expected to close by June 2007, subject to specific closing conditions, including acquirer's financing and relevant governmental approvals. The transaction will have limited effect on Coloplast's Group results.

The Brachytherapy business falls outside Coloplast's strategy, both with respect to customer base, type of products, and production technology. Thus, the divestment is consistent with Coloplast's strategy towards 2012 to prioritize its three core businesses, Ostomy Care, Urology and Continence Care and Wound and Skin Care.

The results of the Brachytherapy business will be included in the interim financial statement due 15 May 2007, as net profit from discontinued operations. Comparative figures will be restated before the interim financial statement. As the Brachytherapy business accounts for approximately 1% of Coloplast Group revenue, the divestment does not cause Coloplast to change its expectations for 2006/07 nor the long-term objectives for 2012.

Sten Scheibye
President, CEO

**Further information**

**Investors and financial analysts**

Jørgen Fischer Ravn
Head of Investor relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

**Press and the media**

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

**Stock Exchange Announcement no. 4/2007**
**21 February 2007**

# Coloplast is re-organising for future growth

**Coloplast supports its long-term growth ambitions through a new organisational structure, which will strengthen innovation, sales and marketing activities.**

Coloplast's strategy towards 2012, "Investment in growth", was announced in November 2005 and Coloplast has taken several initiatives to increase the company's profitability and hence free resources for growth initiatives.

Our competitive strength and growth opportunities rely not only on the company's profitability, but equally on innovative skills and the strength of our customer relations. We have therefore performed an analysis of our activities in the areas of innovation, sales and marketing, which now leads to the implementation of a new organisational structure with the aim to accelerate growth. The new organisation will:

- Strengthen the link between customer understanding, market insight and product development
- Efficiently channel resources into growth initiatives
- Accelerate time-to-market, and free up resources to spend more time with customers
- Allow competence centre functions to obtain scale efficiencies, share skills and prevent duplication

A new global organisation along functional lines will replace the three product divisions and the six regional sales organisations will be replaced with four regional and three large country sales organisations.

The key changes are:

- Three new global units reporting to Executive Vice President and CCO Lars Rasmussen: 'Global Marketing, Global R&D and Commercial Excellence' will replace the three product divisions
- United Kingdom, Germany and France will report directly to the CCO, giving greater freedom and flexibility in these significant markets
- All other European countries will report to a new Region Europe creating greater opportunities to share learning's and best practice
- Region North America replaces Region Americas giving greater focus on the US and Canada
- A new Region for 'Emerging Markets' has been established, to concentrate on countries with high growth potential
- Region Asia-Pacific remains unchanged.

The new organisation and key positions are shown in the chart below.


Lars Rasmussen
Executive Vice President
CCO
Commercial Excellence
Nicolai Buhl Andersen
SVP
Global Marketing
Vacant
SVP
Global R&D
John Raabo Nielsen
SVP
U.K. & Eire
Graham Sethna
SVP
Germany
Finn Ketler
SVP
France
Alain Morvan
SVP
Region Europe
Vincent Junod
SVP
North America
Jan Rolin Frederiksen
SVP
Asia Pacific
Vagn Heiberg
SVP
Emerging Markets
Jesper Jul
SVP

The new organisation will be operational from 30 March 2007. As of 1 April 2007 Anne Mette Olesen, SVP of the Urology and Continence Care Division, will take over responsibility for Corporate HR from Bente Laursen, who will continue to work with Corporate HR tasks on a part-time basis.

The changes support Coloplast in achieving its long-term targets, but they do not affect our expectations for 2006707. The current segmentation in the financial reporting will be maintained.

In connection with the implementation of the new organisation Coloplast has decided to postpone the establishment of regional shared service centres and the costs related to the implementation of the new organisation are therefore included in the existing allocation to restructurings in 2006/07.

Potential redundancies, e.g. in connection with staffing of the Global R&D and Global Marketing competence centre functions will to a large extent be offset by new positions in other functions. Net savings related to the restructuring are therefore negligible

Sten Scheibye
President, CEO

**Further information**

**Investors and financial analysts**

Jørgen Fischer Ravn
Head of Investor relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

**Press and the media**

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

**Stock Exchange Announcement No. 5/2007**
**5 March 2007**

# Coloplast initiates share buy-back

**As mentioned in the company's interim financial statements for Q1 2006/07, the Board of Directors of Coloplast has decided to initiate a share buy-back programme. The programme will comprise the purchase of own shares in the order of DKK 1 billion during 2007 and part of 2008. The programme will be implemented from 5 March 2007.**

The share buy-back programme is being launched for the purpose of adjusting the company's capital structure. Coloplast's target is to maintain a level of net debt representing 2-3½ times EBITDA. The buy-back programme is being launched within the scope of the existing authority granted by the shareholders at the Annual General Meeting in December 2006 for the repurchase of up to 10% of the company's share capital. The intention is to propose to the Annual General Meeting that the shares repurchased under the new programme will be cancelled.

A first buy-back programme within the scope of the authority is expected to be exercised in the period from 5 March 2007 to 15 August 2007. The volume of trading in own shares will be limited to a maximum total market value of DKK 500 million. This programme is expected to be followed by an additional programme in August 2007.

The buy-back programme will be structured in compliance with the rules of Commission Regulation No. 2273/2003 of 22 December 2003, which ensure that the company is protected against violation of insider legislation in connection with the buy-back.

The company has entered into a contract with SEB Enskilda, in which SEB Enskilda agrees to act as lead manager of the buy-back programme. According to a separate contract concluded with the company, SEB Enskilda will purchase shares on behalf of Coloplast A/S. SEB Enskilda has also agreed under the contract to make its trading decisions in relation to the shares in the company independently of, and without influence by, the company with regard to whether, to what extent and at what times SEB Enskilda purchases shares in the company.

Coloplast is entitled to stop the repurchase during the life of the buy-back programme in the event that significant changes are recorded in the company's affairs or in the market. If the company decides to stop the repurchase, such a decision will be disclosed to the public by announcement to the Copenhagen Stock Exchange. SEB Enskilda will subsequently no longer be entitled to purchase shares in Coloplast A/S on behalf of the company.

The buy-back programme is subject to the following terms:

- The volume of trading in own shares will be limited to a maximum total market value of DKK 500 million.

- The maximum number of shares to be acquired under the buy-back programme is 1,200,000 shares of DKK 5 each at a total nominal value of DKK 6,000,000, equivalent to 2.5% of the share capital of Coloplast A/S.

- The maximum number of shares to be purchased in the company per daily market session is 11,945, equivalent to 5% of the average volume of shares in the company traded on the Copenhagen Stock Exchange in February 2007.

- In connection with the execution of trades under the buy-back programme, no shares will be purchased at a price deviating more than 5% upwards or downwards from the average price quoted on the Copenhagen Stock Exchange at the time of acquisition. Moreover, during the life of the buy-back programme no shares will be purchased at a price exceeding the higher of the following two prices:
  i) the price of the last independent trade and
  ii) the highest current independent bid on the Copenhagen Stock Exchange.

- Details of all transactions executed under the buy-back programme will be publicly disclosed not later than the end of the seventh daily market session.

Sten Scheibye
President, CEO

**Further information**

**Investors and financial analysts**

Lene Skole
Executive Vice President, CFO
Tel. + 45 4911 1665
E-mail: dklsk@coloplast.com

**Press and the media**

Jens Tovborg Jensen
Head of Media Relations
Tel. + 45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English version. In case of discrepancies, the Danish version will prevail.



END